__________________________________________________________________________ The Historic Garnet Gold Mining District. Garnet, Montana.

PRESS RELEASE - For immediate release.

September 10, 2010

Grant Hartford Corporation (the "Company", or "GHC") announced today the mid-season results for their 2010 exploration program, specifically the identification of a high grade zone in the historic Nancy Hanks/Dewey vein system.

The 2010 exploration season for the Garnet Mining District began in April, 2010. This was a month earlier than the 2009 exploration season due to lower snow pack and the drill locations being dry sooner. As of the 2010 mid-season results report, the Company has completed 24,668 feet of reverse circulation drilling.

The primary goals for the 2010 exploration season include continued definition drilling in the Nancy Hanks, Willie, and Tostman vein systems. The Company also targeted several other vein systems that were mined historically. These include the Lead King/Red Cloud, the Grant and Hartford, and the Coloma vein systems.

Dr. Sears, GHC Director and University of Montana Department of Geosciences Faculty Member, has been leading a number of the GHC Geology Team along with several University of Montana graduate students, in conducting various mapping programs in the Garnet District during the 2010 exploration season. Activities have included structural mapping of fault systems, refining geologic contact mapping, and identification of surface expressions of vein systems. These activities primarily have been geared toward improving our ability to identify mineralized material zone targets.

Current exploration activities include work on the Nancy Hanks/Dewey vein, the Grant and Hartford vein, the Willie vein, and the Lead King/Red Cloud vein.

Nancy Hanks/Dewey Vein structure -

Extensive drilling and exploration has been conducted throughout the vein system in this mineralized zone, both historically and by GHC. Several mineralized zones, making up some of the largest historic producers in the district, are located here. We have identified a contemporary high grade zone in the Nancy Hanks/ Dewey vein which plunges obliquely to the main vein structure. This northwest trending high grade zone is a continuation of the mineralized material extracted from the Dewey mine and begins from the lower level of the workings. All drill samples are from reverse circulation drilling. Samples are taken from each 5 foot interval and are assayed in duplicate.

>	GHN2-10 - 40 feet at .360 OPT Au which includes 10 feet at 1.110 OPT Au which also includes 5 feet at 1.755 OPT Au.
>	GHN28-10 - 20 feet at 1.231 OPT Au which includes 10 feet at 2.107 OPT Au which also includes 5 feet at 3.260 OPT Au.
>	GHN60-10 - 20 feet at .422 OPT Au which includes 5 feet at 1.357 OPT Au.
>	GHN63-10 - 5 feet at .572 OPT Au and 5 feet at .579 OPT Au.
>	GHN64-10 - 5 feet at 1.300 OPT Au.

2010 exploration of the west portion of the Nancy Hanks vein system has identified a high grade zone 430 feet along strike, 275 feet along dip and from 5 to 40 feet in thickness. The Company anticipates core drilling to be conducted this season which we anticipate will provide more accurate vein thickness information. This deposit is a continuation of the material mined from the historic Dewey Mine and begins at its lowest workings. This structure is not cut off on the northwest side and the permitting process for additional drill stations is underway, which will allow the Company to follow this structure to the west. This vein system appears to be the same structure as the Tostman zone which lies 1,500 feet to the west.

Hole Id	From (ft.)	To (ft.)	Interval (ft.)	OPT Au
GHN2-10	370	410	40	0.360
includes	390	400	10	1.110
includes	390	395	5	1.755
GHN28-10	375	395	20	1.231
includes	380	390	10	2.107
includes	380	385	5	3.260
GHN60-10	450	470	20	0.422
includes	450	455	5	1.357
GHN63-10	495	500	5	0.572
GHN63-10	520	525	5	0.579
GHN64-10	445	450	5	1.300

The high grade zone identified in the Nancy Hanks vein appears to be one of our best targets for initial mine development. The Company anticipates beginning mine planning for this mineralized zone. The potential for this mineralized zone to continue to the northwest and tie into the Tostman zone is consistent with the area's geological model. The potential strike length of this structure could exceed 2,000 feet. Exploration drill data at both ends of this structure have resulted in the preliminary definition of mineralized material that may be within economically mineable grades.

Tostman -

GHC drilled several holes in the Tostman zone in 2009 based on historical drill results. The mineralized structure was confirmed and four drill holes are being permitted to extend the Company's identification of this zone towards the Nancy Hanks portion of the vein.

This vein system lies approximately 1,500 feet west of the Nancy Hanks vein. This mineralized zone is open both east and west of the area where previous exploration drilling has been completed. This zone may potentially be a portion of the lager structure found at the Nancy Hanks, which drilling results indicate this larger structure may continue westerly intercepting other zones, such as the Spokane lying 500 feet further to the west.

Grant and Hartford Vein System -

The Grant and Hartford zone is the furthest north of any of the structures mined historically in First Chance Gulch. This vein is approximately 1,200 feet along the surface of the Lead King/Red Cloud vein and its historic workings dip at about 31 degrees to the north. We have identified a surface exposure of the Grant and Hartford vein of approximately 600 feet along strike. Road construction exposed a historic portal on the west side of First Chance Gulch which was mapped and sampled. Vein exposures are approximately 2-3 feet in thickness. Another portion of the vein has been exposed approximately 500 feet west along strike in an existing road cut which we have potentially identified as being part of the same vein structure mentioned previously. This section of the vein was also mapped and sampled.

>	East Samples - 11 grab samples were taken from the vein exposure near the historic portal area with an average grade of .215 OPT Au, which includes 3 samples averaging .246, .284, and ..503 OPT Au.

>	West Samples - 5 grab samples were taken from the vein exposure 500 feet west of the portal area with an average grade of .348 OPT Au, which includes 1 sample averaging 1.520 OPT Au.

The Grant and Hartford vein structure was mined historically on the east side of First Chance Gulch with little production from the west side of the gulch. The Company anticipates permitting a 600 foot trench along strike to sample and map the surface exposure of this structure. We anticipate evaluating vein thickness, grade, and continuity from this exercise. Four drill sites have been permitted to determine the continuity of this structure on the west side of the gulch. Historic drilling indicates a potential strike length of at least 1,200 feet.

Ore Zone	Sample Type	Location	Area Samplied	OPT Au
Grant and Hartford	11 Grab Samples	Portal Area	Vein Exposure	0.215
includes				0.246
includes				0.284
includes				0.503
Grant and Hartford	5 Grab Samples	West Road Cut	Vein Exposure	0.348
includes				1.520

The identification of a portion of the Grant and Hartford vein that meets the surface has afforded us the opportunity to potentially identify a mineralized structure in this zone. This vein has surface exposure in First Chance Gulch and the Company plans to use the hand collected surface samples to determine future exploration on the Grant and Hartford vein.

Willie Vein -

The Willie vein system has minimal historical mining data; and any historical mining was completed near surface, with no significant tonnage being removed from the zone. This structure lies just south of the Lead King/Red Cloud workings and dips at approximately 45 degrees northwest, which is positioned sub-parallel to the Lead King/Red Cloud vein. Based on several historic drill holes indicating a mineralized structure, the Company verified the presence of the Willie vein system in 2009 through the completion of 30 holes totaling 9333 feet. In 2010, ten holes have been completed for a total of 4980 feet of drilling in the Willie zone which continues to expand the dimensions of the deposit. Availability of drill equipment has slowed additional progress, but the Company anticipates drilling five more holes that are currently permitted and completing this program within the 2010 drilling season.

Initial drilling and block modeling of the Willie vein system indicated a mineralized zone, which was 300 feet along strike and 450 feet along dip. Upon completion of the next five holes scheduled for completion in the second half of the 2010 drilling season, the Company anticipates expanding the model of the Willie vein system mineralized zone to 400 feet on strike and almost 700 feet down dip. The block model and mine plan for the Willie will be updated as soon as these holes are completed. The Willie vein structure is open to the east, west and down dip. Additionally three core holes have been permitted for the Willie zone and will be completed during the 2010 drilling season.

Several underground mine plans have been developed to extract this material. We have requested and received bids from three underground mine contractors and are evaluating their cost estimates and mining methods at this time. These are an integral part of the Company's Feasibility Study, which we anticipate to be completed during the third quarter of 2010.

Lead King/Red Cloud -

The Lead King/Red Cloud vein system lies approximately 600 feet north of the Willie vein and it dips more shallowly than the Willie vein at approximately 30-35 degrees. Historic reports and maps provided by Commonwealth Resources, LLC indicate continued mineralization below the old workings. Notes to Joe Irvings' map (Irving Map 1 OME) which was based on Pardee's field notes, indicated that in 1916 Pardee estimated the presence of a "2-3 foot vein of about .75 OPT Au" which was sampled in the lower workings. The Company has determined the bottom of the old workings to be at about the same elevation as the upper portion of the Willie vein. Initial mine planning for the Willie vein indicates that both the Lead King vein and the Willie vein could be developed from the same access. The Company anticipates drilling nine holes that are currently permitted, to determine the continuation of this structure below the lowest level mined historically. Infill drilling will follow if significant mineralization is encountered during the initial program.

This vein system was historically reported to be one of the most consistent in the district, being mined on both the east and west of First Chance Gulch. Current drill plans concentrate on the east side of the gulch.

Coloma -

The Coloma District lies approximately 8,000 feet to the northwest along the same trend as the Nancy Hanks/Tostman. This zone was drilled historically and GHC is currently evaluating this zone for further exploration. This area had several historic mines and modern drilling has reported several high grade intercepts.

Core drilling -

In order to assist in verifying the various mineralized zones on the Garnet Mineral Property, the Company will begin using HQ size core holes. Six HQ size core holes have been permitted and the Company anticipates completing them within the 2010 drilling season. These 3.41 inch core holes posses superior sampling potential and will be used for data confirmation, similar to the reverse circulation holes in portions of the Willie and northwest Nancy Hanks vein structures. These core holes will be used to confirm mineralized material grades, actual vein thickness, mineralogical data, assist in mine planning, and will be incorporated in the reserve calculations.

About the company:

Grant Hartford Corporation controls the mineral interests of over 4,000 acres in Montana's historic Garnet Gold Mining District through it ownership of 91 unpatented mineral claims and 8 prospecting leases on Bureau of Land Management patented mineral claims and through the Company's exclusive option to purchase the mineral rights to 23 patented and 122 unpatented mineral claims from Commonwealth Resources, LLC. For additional information, please visit our web site at www.granthartford.com

The information in this news release has not been reviewed by a Qualified Person as defined in National Instrument 43-101.

Contact information:

Grant Hartford Corporation, 2620 Connery Way, Missoula, Montana 59808.

Contact Eric Sauve, President/CEO, 303 506-6822, sauve@granthartford.com

Forward-looking statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: results of exploration activities and development of mineral properties, fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing, currency fluctuations, general market and industry conditions and other risks disclosed in the Company's filings with the United States Securities and Exchange Commission.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.